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                                                           OMB APPROVAL
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------                                            OMB Number:          3235-0362
FORM 5                                            Expires:      January 31, 2005
------                                            Estimated average burden
                                                  hours per response ....... 1.0
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940
[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
[ ] Form 3 Holdings Report
[ ] Form 4 Transactions Reported
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1. Name and Address of Reporting Person*

   Jachim                            Paul                           H
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   (Last)                            (First)                       (Middle)

   5075 Cascade Road SE, Suite K
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                                     (Street)

   Grand Rapids                        MI                           49546
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   (City)                            (State)                        (Zip)
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2. Issuer Name and Ticker or Trading Symbol

   BestNet Communications Corp. (BESC)
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3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

   ###-##-####
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4. Statement for Month/Year

   08/31/02
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)
   [ ] Director                          [ ] 10% Owner
   [X] Officer (give title below)        [ ] Other (specify below)
    Chief Operating Officer and Chief Financial Officer
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7. Individual or Joint/Group Filing (Check applicable line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More Than one Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned

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                                          |             |             |                  | Amount   |          |
                                          |             |             |                  | of       |          |
                                          |             |             |   Securities     | Secur-   |          | Nature
                                          |             |             |   Acquired (A)   | ities    | Owner-   | of
                                          |             |             |   or Disposed    | Bene-    | ship     | Indirect
                                          |             |             |   of (D) (Instr. | ficially | Form:    | Bene-
                                          |             |             |   3, 4 and 5)    | Owned at | Direct   | ficial
                                          |             |             | ---------------- | End      | (D) or   | Owner-
                                          | Transaction | Transaction |       |(A)|      | of Year  | Indirect | ship
Title of Security                         | Date        | Code        | Amount|or |Price | (Instr.  | (I)      | (Instr.
(Instr. 3)                                | (mm/dd/yy)  | (Instr. 8)  |       |(D)|      | 3 and 4) | (Instr.4)|  4)
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* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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                     |       |        |       |Number   |                 |             |       | Number  |Owner-|
                     |       |        |       |of       |                 |             |       | of      |ship  |
                     |       |        |       |Deriv-   |                 |Title and    |       | Deriv-  |of    |
                     |Conver-|        |       |ative    |                 |Amount of    |       | ative   |Deriv-|
                     |sion   |        |       |Secur-   |                 |Underlying   |       | Secur-  |ative |Nature
                     |of     |        |       |ities    |                 |Securities   |       | ities   |Secur-|of
                     |Exer-  |        |       |Acquired |Date             |(Instr. 3    |Price  | Bene-   |ity:  |In-
                     |cise   |        |       |(A) or   |Exercisable and  |and 4)       |of     | ficially|Direct|direct
                     |Price  |Trans-  |       |Disposed |Expiration Date  |-------------|Deriv- | Owned   |(D) or|Bene-
                     |of     |action  |Trans- |of(D)    |(Month/Day/Year) |      |Amount|ative  | at End  |In-   |ficial
Title of             |Deriv- |Date    |action |(Instr.3,|-----------------|      |or    |Secur- | of      |direct|Owner-
Derivative           |ative  |(Month/ |Code   |4 and 5) |Date    | Expira-|      |Number|ity    | Year    |(I)   |ship
Security             |Secur- |Day/    |(Instr.|-------- |Exer-   | tion   |      |of    |(Instr.| (Instr. |(Instr|(Instr.
(Instr. 3)           |ity    |Year)   |8)     |(A) | (D)|cisable | Date   |Title |Shares|5)     | 4)      |4)    |4)
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Stock Options(1)      $1.55   12/01/01  A     400,000      (1)       (3)   Common 400,000         400,000     D
 (right to buy)                                                            Stock
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Stock Options(2)      $.73    02/22/02  A     160,000      (2)       (3)   Common 120,000         560,000     D
 (right to buy)                                                            Stock
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Explanation of Responses:

(1) The options shall vest, on each 1 year anniversary of the 3 year Employment Agreement (12/01/01), if at all, upon achievement of the financial goals articulated in the Company's business plan as set by the President and CEO and/or Board of Directors of the Company from time to time. 40,000 options vested on January 1, 2002.
(2) The options shall vest, on each 1 year anniversary of the 3 year Employment Atreement (2/22/02), if at all, upon achievement of the financial goals articulated in the Company's business plan as set by the President and CEO and/or Board of Directors of the Company from time to time. 20,000 options vested on February 22, 2002. 20,000 of these options shall vest September 15, 2002, upon achievement of certain financial goals.
(3) The options shall terminate upon the first to occur, six months after termination unless due to death or disability, one year after termination due to death or disability or ten years after grant date.

/s/ Paul H. Jachim                             10/11/02
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**Signature of Reporting Person                   Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
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